UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*



                          Energy XXI (Bermuda) Limited
                          ----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    G10082108
                                    ---------
                                 (CUSIP Number)


                                  June 16, 2008
                                  -------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. G10082108                   13G                     Page 2 of 8 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             19,561,800
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            19,561,800
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,561,800
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           19.96%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. G10082108                   13G                     Page 3 of 8 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             19,561,800
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            19,561,800
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,561,800
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           19.96%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. G10082108                   13G                     Page 4 of 8 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Offshore Fund, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             12,166,200
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            12,166,200
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,166,200
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           13.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed with respect to the Common Stock of Energy XXI (Bermuda) Limited, a corporation formed under the laws of Bermuda (the "Company"), to amend the
Schedule 13G filed on May 8, 2008 (as amended, the "Schedule 13G"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

Item 4:        Ownership:
------         ---------

     The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

  A. Third Point LLC
     ---------------
     (a) Amount beneficially owned: 19,561,800
     (b) Percent of class: 19.96%. The total number of shares of Common Stock outstanding for purposes of calculating this percentage is the sum of (i) the 84,511,906 shares of Common Stock issued and outstanding as of April 30, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 (the "Reported Share Number"), and (ii) the 13,501,000 shares of Common Stock issuable upon the exercise of warrants held by the Funds.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 19,561,800
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 19,561,800

  B. Daniel S. Loeb
     --------------
     (a) Amount beneficially owned: 19,561,800
     (b) Percent of class: 19.96%. The total number of shares of Common Stock outstanding for purposes of calculating this percentage is the sum of (i) the Reported Share Number and (ii) the 13,501,000 shares of Common Stock issuable upon the exercise of warrants held by the Funds.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 19,561,800
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 19,561,800

  C. Third Point Offshore Fund, Ltd.
     -------------------------------
     (a) Amount beneficially owned: 12,166,200
     (b) Percent of class: 13.1%. The total number of shares of Common Stock outstanding for purposes of calculating this percentage is the sum of (i) the Reported Share Number and (ii) the 8,396,100 shares of Common Stock issuable upon the exercise of warrants held by the Offshore Fund.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 12,166,200
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 12,166,200

Item 10:       Certification:
-------        -------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                         [Signatures on following page]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 18, 2008



                                   THIRD POINT LLC

                                   By: Daniel S. Loeb, Chief Executive Officer


                                   By: /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact



                                   THIRD POINT OFFSHORE FUND, LTD.

                                   By: Daniel S. Loeb, Director


                                   By: /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact



                                   DANIEL S. LOEB


                                   By: /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact









               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G
                  WITH RESPECT TO ENERGY XXI (BERMUDA) LIMITED]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.3:  Power of Attorney granted by Mr. Daniel S. Loeb in favor of James
               P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated June 12, 2008.